UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40580

Sentage Holdings Inc.

501, Platinum Tower, 233 Taicang Rd., Huangpu,

Shanghai City, the PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Results of Sentage Holdings Inc.’s 2023 Annual General Meeting

The 2023 annual general meeting of shareholders (the “Meeting”) of Sentage Holdings Inc. (the “Company”) was held at 501 Platinum Tower, 233 Taicang Rd, Huangpu, Shanghai (200001), China, on December 7, 2023, at 10:00 a.m. EST, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/SNTG2023, pursuant to notice duly given.

At the close of business on October 27, 2022, the record date for the determination of shareholders entitled to vote at the Meeting, there were 2,805,325 ordinary shares outstanding, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company. At the Meeting, the holders of 1,948,968 ordinary shares of the Company were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company approved ordinary resolutions that:

1.	Ms. Qiaoling Lu be re-elected as a director of the Company to hold office until the next annual general meeting;

2.	Mr. Yiheng Guo be re-elected as a director of the Company to hold office until the next annual general meeting;

3.	Mr. Michael John Viotto be re-elected as a director of the Company to hold office until the next annual general meeting;

4.	Mr. Angel Colon be re-elected as a director of the Company to hold office until the next annual general meeting;

5.	Mr. Shengsong Wang be re-elected as a director of the Company to hold office until the next annual general meeting; and

6.	the authorized share capital of the Company be increased from US$50,000 divided into 10,000,000 ordinary shares of par value US$0.005 each to US$1,000,000 divided into 200,000,000 ordinary shares of par value US$0.005 each (the “Share Capital Increase”).

At the Meeting, the shareholders of the Company approved special resolutions that:

1.	subject to and immediately following the Share Capital Increase being effected, the Company re-designate and re-classify its authorized share capital as follows (the “Share Capital Reorganization”)

a.	each ordinary share in issue immediately following the Share Capital Increase, which is expected to be 2,805,325 ordinary shares of par value US$0.005 each, be re-designated and re-classified into one Class A ordinary share of par value US$0.005 each (“Class A ordinary shares”);

b.	20,000,000 of the remaining authorized but unissued ordinary shares be re-designated and re-classified into one Class B ordinary share of par value US$0.005 each (“Class B ordinary shares”);

c.	each of the remaining authorized but unissued ordinary shares, which is expected to be 177,194,675 ordinary shares of par valueUS$0.005 each, be re-designated and re-classified into one Class A ordinary share of par value US$0.005 each; and

2.	subject to and immediately following the Share Capital Increase and/or Share Capital Reorganization being effected, the Company adopt a second amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Capital Increase and/or the Share Capital Reorganization (if and to the extent each is effected) and, subject to the Share Capital Reorganization being effected, the terms of the Class A ordinary shares and Class B ordinary shares.

The results of the votes at the Meeting for the resolutions were as follows:

	Resolution	For	Against	Abstain
1	Approve Re-election of Ms. Qiaoling Lu as a Director of the Company	1,942,549	4,000	2,419
2	Approve Re-election of Mr. Yiheng Guo as a Director of the Company	1,942,549	4,000	2,419
3	Approve Re-election of Mr. Michael John Viotto as a Director of the Company	1,940,569	5,980	2,419
4	Approve Re-election of Mr. Angel Colon as a Director of the Company	1,940,372	6,177	2,419
5	Approve Re-election of Mr. Shengsong Wang as a Director of the Company	1,942,552	3,997	2,419
6	Approve the Share Capital Increase	1,939,957	8,511	500
7	Approve the Share Capital Reorganization	1,939,431	7,827	1,710
8	Approve Adoption of a second amended and restated memorandum and articles of association	1,937,299	10,838	831

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 8, 2023

Sentage Holdings Inc.

By:	/s/ Qiaoling Lu
Name:	Qiaoling Lu
Title:	Chief Executive Officer

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